Bensata Corporation

2500 City West Blvd., Suite 300
Houston, Texas 77042
(713) 267-2361

October 2, 2012

Maryse Mills-Apenteng

Securities and Exchange Commission

Washington, D.C. 20549

Re: Bensata Corp., Application for withdrawl of Registration Statement on

Form S-1, File Number 333-180536.

Dear Ms. Mills-Apenteng:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, the undersigned registrant Bensata Corp., (the “Registrant”) applies for an order granting the immediate withdrawal of its Registration Statement on Form S-1. The Registration Statement was originally filed on April 3, 2012.

The company has elected to forego its public offering at this time. Therefore, we feel it is in the best interests of the public and necessary for the protection of investors that we withdraw the current filing. No securities have been sold under the Registration Statement and the prospectus has not been distributed to any person or entity other than through the filings made with the Commission.

Therefore, we request an order granting the withdrawal of the Registration Statement, as amended, including all exhibits, be issued by the Commission as soon as possible on the grounds that the withdrawal is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a).

Thank you for your assistance with this matter.

Bensata Corporation

By:	//s// Kwang Kim
Principal Executive Officer